-------------------------------------------------------------------------------



                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. __)

                               RF Industries, Ltd.
       ------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
       -------------------------------------------------------------------
                         (Title of Class of Securities)

                                749552 10 5
      --------------------------------------------------------------------
                                 (CUSIP Number)

                                   Howard Hill
                               RF Industries, Ltd.
                        7610 Miramar Road, Building 6000
                               San Diego, CA 92126

      --------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 February 4, 2004
      --------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.     749552 10 5
--------------------------------------------------------------------
   1      Name of Reporting Person
          I.R.S. Identification No. of Above Person (entities only)
          Howard F. Hill
--------------------------------------------------------------------
   2      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                             (a) [ ]
                                                             (b) [ ]
--------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------
   4      Source of Funds (See Instructions)
          PF (see, Item III)
--------------------------------------------------------------------
   5      Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                         [ ]
--------------------------------------------------------------------
 6      Citizenship or Place of Organization
          U.S.A.
--------------------------------------------------------------------
                            7     Sole Voting Power          458,000
           Number of        ----------------------------------------
             Shares         8     Shared Voting Power          2,400
          Beneficially
         Owned by Each      ---------------------------------------
           Reporting        9     Sole Dispositive Power    458,000
          Person with
                            ---------------------------------------
                            10    Shared Dispositive Power    2,400

--------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by Each Reporting Person
          460,400
--------------------------------------------------------------------
   12     Check Box if the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)                     [  ]
--------------------------------------------------------------------
   13     Percent of Class Represented by Amount in Row (11)  16.9%
--------------------------------------------------------------------
   14     Type of Reporting Person (See Instructions)
          IN
--------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

     This statement ("Statement") relates to the common stock, par value $0.01 per share ("Common Stock"), of RF Industries, Ltd., a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 7610 Miramar Road, Building 6000 San Diego, CA 92126.

ITEM 2.  IDENTITY AND BACKGROUND.

     Items (a)-(c), (f). This Statement is being filed by Howard Hill.

     Mr. Hill is a citizen of the United States, and his principal business address is 7610 Miramar Road, Building 6000 San Diego, CA 92126. Mr. Hill's principal occupation and employment is Chief Executive Officer, President and Director of the Company.

     Items (d)-(e). Mr. Hill has not been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Of the shares of the Company's Common Stock beneficially owned by Mr. Hill are 2,400 shares that were purchased by Mr. Hill with personal funds on July 6, 1995 and thereafter transferred to the Howard F. Hill and Patricia A. Hill Family Trust (the "Trust"). The balance (458,000 shares) represent shares that Mr. Hill can purchase pursuant to currently exercisable stock purchase options that were granted to Mr. Hill under to his employment agreement with the Company. It is currently anticipated that any purchases of the Company's common stock upon exercise of the options will be paid for with Mr. Hill's personal funds.


ITEM 4.  PURPOSE OF THE TRANSACTION.

     Mr. Hill has been the Chief Executive Officer, President and a Director of the Company since 1994. Mr. Hill does not have any current plans or proposals with respect to any of the items described in (a) through (j) of Item 4 and the ownership of such shares is held as an investment.

     Mr. Hill currently intends to hold his shares of Company's Common Stock for investment purposes or to transfer them to the Trust. Mr. Hill, is the Chief Executive Officer, President and a Director of the Company. As such, he intends, however, to periodically review his and the Trust's investment in the Company on the basis of various factors, including the Company's business, results of operations, financial condition and future prospects, conditions in the securities markets and general economic and industry conditions. Based on such review, Mr. Hill will take such actions on his own behalf, and on behalf of the Trust as he deems appropriate in light of the circumstances existing from time to time.

     Items (c), (d), (f), (g) and (j). As previously reported by Mr. Hill, he has been in the past and will be in the future involved on behalf of the Company in his capacity as the Chief Executive Officer, the President and director of the Company in reviewing and evaluating possible transactions involving the Company, including transactions of the sort described in clauses (a) through (f) of Item 4 of Schedule 13D. In light of his responsibilities to the Company, Mr. Hill does not anticipate making any disclosures in connection with his participation in the review and evaluation of such possible transaction separate and apart from relevant disclosures by the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) and (b) Mr. Hill is the beneficial owner of an aggregate of 460,400 shares (16.9%) of Common Stock, of which 458,000 shares of Common Stock are issuable upon exercise of options which are currently exercisable. Mr. Hill and Mrs. Patricia A. Hill are the co-trustees of the Trust and have joint voting and dispositive power with respect to the 2,400 shares still owned by the Trust.

     (c) On January 5, 2004, Mr. Hill exercised options to purchase 4,000 shares of Common Stock for an aggregate exercise price of $21,740 and thereafter transferred the shares to the Trust.

     On September 23, 2003, the Trust sold 1,200 shares of the Company's Common Stock for an aggregate sales price of $4.00 in sales consummated on the Nasdaq Smallcap market.

     On September 24, 2003, the Trust sold 800 shares of the Company's Common Stock for an aggregate sales price of $4.00 in sales consummated on the Nasdaq Smallcap market.

     In October 2003, the Trust sold the following shares of the Company's common stock on the Nasdaq Smallcap market:

October 2, 2003          900 shares       $4.00 per share
October 3, 2003        3,100 shares       $4.00 per share
October 6, 2003          200 shares       $4.00 per share
October 7, 2003        3,800 shares       $4.00 per share
October 7, 2003       10,000 shares       $3.95 per share
October 8, 2003        3,400 shares       $4.00 per share
October 9, 2003        2,600 shares       $4.00 per share

     In January 2004, the Trust sold the following shares of the Company's common stock on the Nasdaq Smallcap market:

January 2, 2004        1,600 shares       $7.80 per share
January 2, 2004          700 shares       $7.90 per share
January 2, 2004          300 shares       $7.91 per share
January 5, 2004        8,580 shares       $8.00 per share
January 5, 2004        3,500 shares       $8.01 per share
January 5, 2004        2,600 shares       $8.02 per share
January 5, 2004          500 shares       $8.03 per share
January 5, 2004          620 shares       $8.05 per share
January 5, 2004          200 shares       $8.07 per share
January 5, 2004          300 shares       $8.09 per share
January 5, 2004          700 shares       $8.10 per share
January 5, 2004        2,000 shares       $8.15 per share
January 6, 2004        2,000 shares       $8.00 per share
January 6, 2004          215 shares       $8.01 per share
January 6, 2004          785 shares       $8.02 per share
January 6, 2004          700 shares       $8.04 per share
January 6, 2004          300 shares       $8.09 per share

     Items (d)-(e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as described in Items 3, 4 and 5 of this Statement, Mr. Hill does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any voting securities of the Company, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Not Applicable.


                                    Signature

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date:  February 4, 2004


                                              /s/ Howard F. Hill
                                           -----------------------
                                            Name: Howard F. Hill